Filed by Greater Community Bancorp
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Greater Community Bancorp
(Commission File No. 000-14294)

The following was made available to shareholders of Greater Community Bancorp.

FOURTH QUARTER 2007 REPORT

Dear Shareholder:

We are pleased to share with you highlights of our full year and fourth quarter 2007 performance. Greater Community Bancorp recently announced 2007 net income of $8.9 million or $1.02 per diluted share, compared with $5.6 million or $0.65 per diluted sharefor the year 2006. Net income for the fourth quarter of 2007 was $2.0 million, or $0.23 per diluted share, compared to a net loss of $1.4 million or $(0.17) per diluted share for the 2006 fourth quarter .

Earnings results for 2006 included a one-time provision for income taxes of $4.2 million in recognition of an additional current income tax liability. In connection with this, net income for 2007 included a partial recovery of the tax provision and related interest in the amount of $1.8 million. The Company previously announced that it had mitigated and extinguished the tax liability.

For 2007, net interest income was $31.6 million, a decrease of $0.2 million compared with 2006, and the net interest margin declined from 3.85% in 2006 to 3.52% in 2007. During most of 2007, interest rates and competitive market conditions put upward pressure on the cost of funds, and the margin declined despite significant volume growth in the Company’s loan and lease portfolio. The provision for loan and lease losses for 2007 was $1.6 million, increasing $0.9 million from 2006, largely in relation to loan and lease growth. Total non-interest income was $7.2 million, up $0.9 million from 2006, and included growth in commissions and fees and loan fee income, while gains on sales of investment securities rose $0.7 million from the prior year. Non-interest expense totaled $25.7 million   for 2007, increasing $1.0 million or 4% over 2006. Non-interest expense for 2007 included a $0.5 million recovery of interest on income taxes, which was more than offset by a $0.8 million previously announced charge related to redemption of all of the outstanding trust preferred securities issued in 2002 by GCB Capital Trust II, a Delaware statutory trust sponsored by the Company. Additionally, non-interest expense for 2007 included professional fees of approximately $0.5 million incurred in connection with the previously announced and pending merger of GCB with Oritani Financial Corp.

For the fourth quarter of 2007, net interest income was $8.2 million, increasing $0.5 million or 6.4% compared with the 2006 fourth quarter. The net interest margin declined from 3.59% to 3.55% between periods, largely attributable to a compression resulting from the interest rate yield curve and market conditions. The provision for loan and lease losses for the three months ended December 31, 2007 was $0.3 million, increasing approximately $0.1 million from the same prior-year period. Non-interest income totaled $2.1 million in the fourth quarter of 2007, compared with $1.8 million in the 2006 fourth quarter, and included $0.6 million in gains on sales of investment securities, which increased $0.3 million. Non-interest expense for the three months ended December 31, 2007 was $6.5 million, a decrease of $0.4 million compared with the fourth quarter of 2006. Included in non-interest expense in the 2006 fourth quarter was $0.9 million for interest on income taxes in connection with a provision for income taxes recognized for an additional current tax liability. The fourth quarter of 2007 included $0.5 million in professional fees in connection with the previously announced merger of GCB with Oritani Financial Corp.

Greater Community Bancorp’s Chairman , President and CEO , Anthony M. Bruno, Jr., commented, “Along with many other community banks, GCB experienced a particularly challenging interest rate and competitive environment this past year. A flat and often inverted yield curve during most of the year made it increasingly difficult to attract core deposits and drove our deposit costs higher, while earning asset yields remained relatively stable. This had the effect of compressing our net interest margin for most of the year despite growing our loan and lease portfolio by $81.4 million, or 11.3%, from a year ago. Although total revenue improved only slightly from 2006, largely because of net interest margin compression, non-interest expense was limited to growth of 4% despite containing a number of one-time charges, and we benefited from resolving a previous tax liability.”

Mr. Bruno added, "While GCB has no sub-prime mortgage loans, we are not immune to the credit challenges and current market conditions facing the financial services industry. However, we remain ever-committed to prudent credit risk management and conservative credit practices. At December 31, 2007, GCB is adequately reserved with an allowance for loan and lease losses of $11.2 million or 1.39% of total loans and leases.”

Non-performing assets were 0.21% of total assets at December 31, 2007, compared to 0.15% at the prior year-end. Net charge-offs for 2007 were 0.05% of average loans and leases, compared to 0.03% for 2006.

At December 31, 2007, total assets were $977.4 million, increasing 2.8% from year-end 2006. Loans and leases increased $81.4 million or 11.3%, totaling $802.9 million as of December 31, 2007. Deposits totaled $749.5 million, increasing $22.2 million or 3.0% from year-end 2006.

Shareholders' equity totaled $72.4 million at December 31, 2007, increasing 7.1% from the prior year-end. Common shares outstanding at year-end were 8,709,940. Cash dividends declared during the year, adjusted for stock dividends, totaled $0.568 per share.

We are pleased to reward our shareholders for their commitment to Greater Community Bancorp. In December, our Board of Directors declared a $0.145 per share quarterly cash dividend payable January 31, 2007 to shareholders of record January 18, 2007.

Sincerely,

Anthony M. Bruno, Jr.
Chairman of the Board, President and CEO

Greater Community Bancorp

	Three Months Ended		Year Ended
	December 31,		December 31,
SELECTED FINANCIAL DATA	2007	2006	2007	2006
(dollars in thousands, except per share data)	(unaudited)		(unaudited)

Earnings
Net interest income	$8,203	$7,708	$31,600	$31,820
Provision for loan and lease losses	316	226	1,574	717
Non-interest income	2,067	1,802	7,235	6,288
Non-interest expense	6,498	6,911	25,714	24,725
Net income	1,971	(1,425)	8,852	5,553
Per Share Data [1]
Earnings per share - basic	$0.23	$-0.17	$1.02	$0.65
Earnings per share - diluted	0.23	-0.17	1.02	0.65
Book value per share	8.31	7.85	8.31	7.85
Cash dividend declared	0.145	0.137	0.568	0.531
Performance Ratios
Return on average assets	0.79%	-0.61%	0.91%	0.62%
Return on average equity	10.89%	-8.18%	12.73%	8.22%
Net interest margin (tax equivalent basis)	3.55%	3.59%	3.52%	3.85%
Efficiency ratio	67.33%	64.75%	69.42%	63.41%

			December 31,	December 31,
SELECTED BALANCE SHEET DATA & RATIOS			2007	2006
(dollars in thousands)			(unaudited)

Period-end Balances
Total assets			$977,366	$950,969
Total loans and leases, net of unearned income			802,865	721,430
Total deposits			749,472	727,312
Total shareholders' equity			72,375	67,575
Capital & Liquidity
Shareholders' equity/ total assets			7.41%	7.11%
Loans and leases/ deposits			107.12%	99.19%
Asset Quality
Net loan and lease charge-offs/ average loans and leases			0.05%	0.03%
Nonperforming assets/ total assets			0.21%	0.15%
Allowance for loan and lease losses/ total loans and leases			1.39%	1.39%

[1] Adjusted retroactively for stock dividends.

About the Company

Greater Community Bancorp is a financial holding company headquartered in Totowa , New Jersey . The Company operates fifteen full-service branches in the northern New Jersey counties of Passaic , Bergen , and Morris through its state-chartered commercial bank subsidiary, Greater Community Bank. Greater Community Bank provides traditional commercial and retail banking services to small businesses and consumers, and operates an equipment leasing and financing subsidiary, Highland Capital Corp. Greater Community Financial, a division of Greater Community Bank, provides a wide range of investment products and services exclusively through Raymond James Financial Services, Inc., member NASD/SIPC. (Securities are not FDIC insured or bank-guaranteed, and are subject to risk and may lose value). The Company offers traditional insurance products through its Greater Community Insurance Services, LLC subsidiary, and also offers title insurance and settlement services through its Greater Community Title, LLC subsidiary . Insurance policies and tax services are not insured by the FDIC or any federal government agency, may lose value, and are not a deposit of or guaranteed by Greater Community Bank or any bank affiliate. For additional information about Greater Community Bancorp and its subsidiaries visit www.greatercommunity.com or call 973-942-1111.

On November 14, 2007, the Company announced that it had entered into an Agreement and Plan of Merger with Oritani Financial Corp. (“OFC”), pursuant to which the Company will merge with and into OFC, with OFC being the surviving corporation , pending shareholder and regulatory approvals and other customary closing conditions.

Additional Information and Where to Find It

OFC and GCB will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”).   Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the merger. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about OFC and GCB, at the SEC’s Internet site ( http://www.sec.gov ). Copies of the proxy statement/prospectus to be filed by OFC also can be obtained, when available and without charge, by directing a request to Oritani Financial Corp., Attention: Kevin J. Lynch, 370 Pascack Road, Township of Washington, New Jersey 07676, (201) 664-5400 or to Greater Community Bancorp, Attention: Anthony M. Bruno, 55 Union Boulevard, Totowa, New Jersey 07512, (973) 942-1111.

Participants in Solicitation

Greater Community Bancorp, Oritani Financial Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Greater Community Bancorp and Oritani Financial Corp. in connection with the merger. Information about the directors and executive officers of Greater Community Bancorp and their ownership of Greater Community Bancorp common stock is set forth in Greater Community Bancorp’s most recent proxy statement as filed with the SEC on Schedule 14, which is available at the SEC’s Internet site ( http://www.sec.gov ) and upon request from Greater Community Bancorp at the address in the preceding paragraph. Information about the directors and executive officers of Oritani Financial Corp. is set forth in Oritani Financial Corp.’s most recent proxy statement filed with the SEC on Schedule 14A, which is available at the SEC’s Internet site and upon request from Oritani Financial Corp. at the address set forth in the preceding paragraph.  Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

Forward-Looking Statements

This release contains forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Company, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, change in economic climate, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Company's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements, resolution of tax reviews, whether and when the transactions contemplated by the merger agreement with Oritani Financial Corp. will be consummated, and those risk factors detailed in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission. The Company undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.